Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000

Income from continuing
operations before income taxes	$44,721	$42,791	$41,745	$67,067	$45,308

Fixed charges [1]
Interest expense	17,339	11,995	7,122	7,663	8,124
Amortization of debt issuance
cost	56	703	167	178	116
Interest included in rental expense	2,894	2,398	2,164	2,035	1,957

Total	20,289	15,096	9,453	9,876	10,197

Earnings [2]	$65,010	$57,887	$51,198	$76,943	$55,505

Ratio of earnings available to cover
fixed charges	3.2	3.8	5.4	7.8	5.4

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.